Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

Six Months Ended June 30, 2005
Earnings:
Income before income taxes	$347,670
Add:
Interest expense	73,794
Amortization of debt expense	2,818
Interest component of rent expense	16,127
Earnings	$440,409
Fixed Charges:
Interest expense	$73,794
Amortization of debt expense	2,818
Interest component of rent expense	16,127
Fixed Charges	$92,739
Ratio of earnings to fixed charges	4.7x